

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2008

Mr. Bruce Thomson
President
Oliver Creek Resources Inc.
250 - 5135 Camino Al Norte
North Las Vegas, NV 89031

> **Re:** **Oliver Creek Resources Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Filed April 17, 2008**
> **Response Letter dated July 24, 2008**
> **Form 10-K/A for Fiscal Year Ended January 31, 2008**
> **Filed July 25, 2008**
> **File No. 333-132258**

Dear Mr. Thomson:

We have reviewed your response letter and note it did not contain certain representations we requested in our prior letter. Please respond to this letter by providing, in writing, a statement from the company acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to this letter within 10 business days or tell us when you will provide us with a response. Please furnish your response correspondence via EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or me at (202) 551-3683 if you have questions regarding these comments.

Sincerely,

Jill Davis
Branch Chief